SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ____________________________________________________

                                  SCHEDULE 13D

                               (Amendment No. 15)

                   Under the Securities Exchange Act of 1934


                       SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  847807 10 4
                                 (CUSIP Number)

                           Michael D. Fricklas, Esq.
                                  Viacom Inc.
                                 1515 Broadway
                            New York, New York 10036
                           Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)



                                 April 18, 1997
            (Date of Event which Requires Filing of this Statement)

              ____________________________________________________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box \ \. Check the following box if a fee is being paid with this statement \ \.

CUSIP No. 847807 10 4
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SEGI HOLDING CO.
 --------------------------------------------------------------------------
        I.R.S. Identification No. 65-0418084
 --------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\ \    (a)----------------------------------------------------------------
\ \    (b)----------------------------------------------------------------
--------------------------------------------------------------------------

(3)     SEC Use Only------------------------------------------------------
--------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-------------------------------
--------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             -----------------------------

- ----------
Number of      (7)     Sole Voting Power---------------------------------
 Shares
Beneficially    (8)     Shared Voting Power        69,010,850
 Owned by                                    -----------------------------
   Each         (9)     Sole Dispositive Power----------------------------
Reporting
  Person        (10)    Shared Dispositive Power    69,010,850
   With                                           ------------------------
- ----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        69,010,850
-------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-------------------------------------------------------------
--------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
     76.06%  (includes shares subject to currently exercisable warrants)
- --------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   CO
                                                    ----------------------

CUSIP No. 847807 10 4
(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VIACOM INC.
- --------------------------------------------------------------------------
                I.R.S. Identification No. 04-2949533
- --------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\ \    (a)----------------------------------------------------------------
\ \    (b)----------------------------------------------------------------
- --------------------------------------------------------------------------

(3)     SEC Use Only------------------------------------------------------
- --------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-------------------------------
- --------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                              ----------------------------

- -----------
 Number of      (7)     Sole Voting Power---------------------------------
  Shares
Beneficially    (8)     Shared Voting Power     69,010,850
 Owned by                                  -------------------------------
  Each          (9)     Sole Dispositive Power----------------------------
Reporting
  Person        (10)  Shared Dispositive Power    69,010,850
   With                                        ---------------------------
- ----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                69,010,850
- --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-------------------------------------------------------------
- --------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
     76.06% (includes shares subject to currently exercisable warrants)
- --------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   CO

CUSIP No. 947807 10 4

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                       SUMNER M. REDSTONE
- --------------------------------------------------------------------------
                       S.S. No.
- --------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

\ \     (a)---------------------------------------------------------------
\ \     (b)---------------------------------------------------------------
- --------------------------------------------------------------------------

(3)     SEC Use Only------------------------------------------------------
- --------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)-------------------------------
- --------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
- --------------------------------------------------------------------------

(6)     Citizenship or Place of Organization   United States
                                             -----------------------------

- ----------
 Number of      (7)     Sole Voting Power---------------------------------
  Shares
Beneficially    (8)     Shared Voting Power          69,010,850
  Owned by                                   -----------------------------
   Each         (9)     Sole Dispositive Power----------------------------
 Reporting
 Person         (10)    Shared Dispositive Power      69,010,850
  With                                            ------------------------
- ----------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                69,010,850
- --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-------------------------------------------------------------
- --------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
        76.06% (includes shares subject to currently exercisable warrants)
- --------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)        IN
                                                     ---------------------

     This Amendment No. 15 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding Corporation ("Holdings"), SEGI Holding Company ("SEGI") and Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This Amendment No. 15 is filed with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Spelling
Entertainment Group Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 2. Identity and Background.
        -----------------------

     Item 2 is hereby amended and supplemented as follows:

     On July 31, 1996, Viacom Inc. ("Viacom") contributed the stock of Holdings to Viacom International Inc. ("Viacom International"), a Delaware corporation and a wholly owned subsidiary of Viacom. Viacom International is a diversified entertainment and publishing company whose executive offices are located at 1515 Broadway, New York, New York 10036.

     National Amusements, Inc., of which Sumner M. Redstone is the controlling shareholder, owns approximately 67% of the voting stock of Viacom. The current list of executive officers and directors of Viacom International and Viacom are reported on Schedules I and II hereto, respectively. Each person listed in Schedules I and II is a United States citizen. During the past five years, none of Reporting Persons nor any person named in Schedules I and II (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.
        -------------------------------------------------

     Item 3 is hereby amended and supplemented as follows: Purchases of Common Stock pursuant to the program described in Item 4 will be made using working capital of Viacom International.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 is hereby amended and restated in its entirety as follows:

     On April 18, 1997, Viacom announced its intention to pursue a program to purchase, from time to time in the open market, such number of additional shares of Common Stock as may be necessary to increase the Reporting Persons' percentage ownership of the Issuer from approximately 75% to approximately 80%, thereby permitting tax consolidation of the Issuer with Viacom. The Reporting Persons expect that Viacom will complete such purchasing program by the end of 1997. Except as described in this Item 4 and as may be necessary to maintain their percentage ownership in the Issuer at approximately 80%, the Reporting Persons have no present intention of engaging in any of the transactions listed in clauses (a) through (j) of Item 4 to Schedule 13D.


     A copy of the press release by Viacom, dated April 18, 1997, relating to the above-described stock purchase program is attached hereto as Exhibit 99.1.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------

99.1    Press release by Viacom dated April 18, 1997.

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


April 18, 1997                                  SEGI HOLDING CO.


                                                By: /s/ Michael D. Fricklas
                                                   ------------------------
                                                  Name:   Michael D. Fricklas
                                                  Title:  Senior Vice President,
                                                          Deputy General Counsel

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


April 18, 1997                                  VIACOM INC.


                                                By: /s/ Michael D. Fricklas
                                                   ------------------------
                                                  Name:   Michael D. Fricklas
                                                  Title:  Senior Vice President,
                                                          Deputy General Counsel

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



April 18, 1997                                    *
                                   ------------------------------------
                                     Sumner M. Redstone, individually





*By  /s/  Philippe P. Dauman
   ----------------------------
        Philippe P. Dauman
        Attorney-in-Fact
        under the Limited Power of
        Attorney filed as Exhibit 99.2
        to the Statement, Amendment No. 11

                                   Schedule I
                           Viacom International Inc.
                               Executive Officers


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone               Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                and Chief Executive         200 Elm Street
                                 New York, NY  10036          Officer of Viacom Inc.;     Dedham, MA  02026
                                                              Chairman of the Board
                                                              and President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.
                                                              and Chief Executive Officer
                                                              of Viacom International Inc.

Vaughn A. Clarke                Viacom Inc.                   Sr. VP, Treasurer of        Viacom International Inc.
                                1515 Broadway                 Viacom Inc. and Viacom      1515 Broadway
                                New York, NY  l0036           International Inc.          New York, NY  10036

Philippe P. Dauman*             Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, General       1515 Broadway
                                New York, NY  l0016           Counsel, Chief              New York, NY  10036
                                                              Administrative Officer
                                                              and Secretary of Viacom
                                                              Inc. and Executive VP
                                                              and Secretary of Viacom
                                                              International Inc.

Thomas E. Dooley                Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP-Finance,       1515 Broadway
                                New York, NY  l0016           Corporate Development       New York, NY  10036
                                                              and Communications of
                                                              Viacom Inc. and
                                                              Executive VP of Viacom
                                                              International Inc.



- ---------------
*Also a Director

                                   Schedule II
                                   (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Carl D. Folta                   Viacom Inc.                   Sr. VP, Corporate          Viacom International Inc.
                                1515 Broadway                 Relations of Viacom        1515 Broadway
                                New York, NY  10036           Inc. and Viacom            New York, NY  10036
                                                              International Inc.

Michael D. Fricklas*            Viacom Inc.                   Sr. VP, Deputy General     Viacom International Inc.
                                1515 Broadway                 Counsel and Assistant      1515 Broadway
                                New York, NY  10036           Secretary of Viacom        New York, NY  10036
                                                              Inc. and Sr. VP and
                                                              Assistant Secretary of
                                                              Viacom International Inc.

Susan C. Gordon                 Viacom Inc.                   Vice President,            Viacom International Inc.
                                1515 Broadway                 Controller and Chief       1515 Broadway
                                New York, NY  10036           Accounting Officer         New York, NY  10036
                                                              of Viacom Inc. and
                                                              Viacom International Inc.


Rudolph L. Hertlein              Viacom Inc.                  Sr. VP, Corporate           Viacom International Inc.
                                 1515 Broadway                Development of Viacom       1515 Broadway
                                 New York, NY  10036          Inc. and Sr. VP of          New York, NY  10036
                                                              Viacom International Inc.

William A. Roskin                Viacom Inc.                  Sr. VP, Human               Viacom International Inc.
                                 1515 Broadway                Resources and               1515 Broadway
                                 New York, NY  10036          Administration of Viacom    New York, NY  l0036
                                                              Inc. and Viacom
                                                              International Inc.

George S. Smith, Jr.*            Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Financial Officer of        1515 Broadway
                                 New York, NY  10036          Viacom Inc. and Viacom      New York, NY  l0036
                                                              International Inc.

Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036          Inc. and Viacom             New York, NY  l0036
                                                              International Inc.


- ---------------
*Also a Director

                                   Schedule II
                                   Viacom Inc.
                               Executive Officers

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                and Chief Executive         200 Elm Street
                                 New York, NY  10036          Officer of Viacom;          Dedham, MA  02026
                                                              Chairman of the Board
                                                              and President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Vaughn A. Clarke                Viacom Inc.                   Sr. VP, Treasurer of        Viacom International Inc.
                                1515 Broadway                 Viacom                      1515 Broadway
                                New York, NY  l0016                                       New York, NY  10036

Philippe P. Dauman*             Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, General       1515 Broadway
                                New York, NY  l0016           Counsel, Chief              New York, NY  10036
                                                              Administrative Officer
                                                              and Secretary of Viacom

Thomas E. Dooley*               Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP-Finance,       1515 Broadway
                                New York, NY  l0016           Corporate Development       New York, NY  10036
                                                              and Communications of
                                                              Viacom

Carl D. Folta                   Viacom Inc.                   Sr. VP, Corporate          Viacom International Inc.
                                1515 Broadway                 Relations of Viacom        1515 Broadway
                                New York, NY  10036                                      New York, NY  10036

Michael D. Fricklas             Viacom Inc.                   Sr. VP, Deputy General     Viacom International Inc.
                                1515 Broadway                 Counsel and Assistant      1515 Broadway
                                New York, NY  10036           Secretary of Viacom        New York, NY  10036

Susan C. Gordon                 Viacom Inc.                   Vice President,            Viacom International Inc.
                                1515 Broadway                 Controller and Chief       1515 Broadway
                                New York, NY  10036           Accounting Officer         New York, NY  10036
                                                              of Viacom





- ---------------
*Also a Director

                                   Schedule II
                                   (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Rudolph L. Hertlein              Viacom Inc.                  Sr. VP, Corporate           Viacom International Inc.
                                 1515 Broadway                Development of Viacom       1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

William A. Roskin                Viacom Inc.                  Sr. VP, Human               Viacom International Inc.
                                 1515 Broadway                Resources and               1515 Broadway
                                 New York, NY  10036          Administration of Viacom    New York, NY  l0036

George S. Smith, Jr.             Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Financial Officer of        1515 Broadway
                                 New York, NY  10036          Viacom                      New York, NY  l0036

Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  l0036


                                    Directors

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 60 State Street                                          60 State Street
                                 Boston, MA  02109                                        Boston, MA  02109

Ken Miller                       Credit Suisse First          Vice Chairman of            Credit Suisse First
                                 Boston Corporation           Credit Suisse               Boston Corporation
                                 11 Madison Avenue            First Boston                11 Madison Avenue
                                 New York, NY  10010          Corporation                 New York, NY  10010

Brent D. Redstone                31270 Eagle Crest Lane       Self-Employed               National Amusements, Inc.
                                 Evergreen, CO  80439                                     200 Elm Street
                                 (Residence)                                              Dedham, MA  02026

Shari Redstone                   National Amusements, Inc.    Executive Vice              National Amusements, Inc.
                                 200 Elm Street               President of                200 Elm Street
                                 Dedham, MA  02026            National Amusements, Inc.   Dedham, MA  02026




                                 Page 13 of 16


                                   Schedule II
                                  (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

                                   Directors


Frederic V. Salerno              NYNEX Corporation            Vice Chairman and           NYNEX Corporation
                                 335 Madison Avenue           Chief Financial Officer     335 Madison Avenue
                                 New York, NY  10033          of NYNEX                    New York, NY  10033

William Schwartz                 Yeshiva University           VP for Academic             Yeshiva University
                                 2495 Amsterdam Avenue        Affairs (chief              2495 Amsterdam Avenue
                                 New York, NY  10033          academic officer)           New York, NY  10033
                                                              of Yeshiva University

Ivan Seidenberg                  NYNEX Corporation            Chairman of the Board       NYNEX Corporation
                                 335 Madison Avenue           and Chief Executive         335 Madison Avenue
                                 New York, NY  10017          Officer of NYNEX            New York, NY  10017










                                 Exhibit Index



Exhibit No.     Description                                       Page No.

99.1            Press release by Viacom dated April 18, 1997.



















                                  Page 15 of 16